November 18, 2010

Rhonda Nyhus
Chief Financial Officer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, Missouri 64030

Re: NASB Financial, Inc.
        Form 10-K for the period ended September 30, 2009
        Forms 10-Q for the fiscal period ended September 30, 2010
        File No.0-24033

Dear Ms. Nyhus:

We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. Please file your response on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the period ended March 31, 2010

1. Please refer to your response to comment 9 of our August 2, 2010 letter and address the following:

- Please provide us the analyses that you performed on each of your LLC's at September 30, 2009 and at December 31, 2009 that sets forth the quantitative inputs considered and that includes a qualitative discussion of how your considered each input, including any weighting of the inputs, and how each element of the internal model was considered in making your conclusions regarding the recoverable of your investments.

- Please provide us a description of the internal model and each element utilized by it (i.e., third party appraisals, on-going business, or discounted cash flows, etc.).

- Please tell us if third party appraisals are always used; and, if so, clarify , as requested in the point above, how you weighted them in reaching your conclusions.

- Please tell us what you mean by the disclosure that your investment in NBH was not materially impaired, quantifying for us the amount of the impairment and when it was determined.

- Please tell us if you intend to update the analyses at September 30, 2010.

You may contact me at(202)551-3851 with any other questions.

Sincerely,

Paul Cline
Senior Staff Accountant